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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   January 5, 2004

* Print the name and title of the signing officer under his signature.

Royal Standard Minerals Inc.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

October 31, 2003 (Unaudited)	January 31, 2003 (Audited)
Assets
Current
Cash and cash equivalents
	$350,164	$283,030
Funds held in trust
	100,786	75,000
Investments
	8,000	8,000
Receivables
	2,547	11,723
	461,497	377,753
Capital assets	65,020	53,688
Exploration properties	1,302,627	781,039
$1,829,144	$1,212,480

Liabilities
Current
Payables and accruals
	$ 68,136	$82,300

Shareholders' equity
Capital stock (Note 2)	7,075,836	6,527,565
Warrants	318,730	--
Contributed surplus	1,425,413	1,425,413
Deficit	(7,058,971)	(6,822,798)
1,761,008	1,130,180

$1,829,144	$1,212,480

Responsibility for Financial Statements

The accompanying financial statements for Royal Standard Minerals Inc.  have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2003 audited financial statements. These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Royal Standard Minerals Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

Three Months Ended		Nine Months Ended
October 31,		October 31,
2003	2002	2003	2002

INTEREST INCOME	$849	$444	$849	$266

EXPENSES
General and administration	10,941	5,992	30,488	20,912
Professional fees	13,252	20,740	32,653	25,500
Public relations	46,443	1,744	97,439	16,327
Travel expenses	2,964	--	11,728	5,197
Consulting fees	57,945	--	117,718	--
Stock exchange fees	--	304	2,266	2,773
Transfer agent fees	1,062	600	3,497	2,996
Shareholders Information	5,837	--	6,071	11,197
Rent or lease expenses	15,018	17,633	24,729	24,592
Insurance	5,439	--	5,439	195
Depreciation	1,092	711	5,061	2,154
Foreign exchange gain	(51,177)	(11,719)	(100,067)	(15,809)

108,816	36,005	237,022	96,034

NET LOSS FOR THE PERIOD	(107,967)	(35,561)	(236,173)	(95,768)
DEFICIT, BEGINNING OF PERIOD	(6,951,004)	(6,466,202)	(6,822,798)	(6,405,995)

DEFICIT, END OF PERIOD	$(7,058,971)	$(6,501,763)	$(7,058,971)	$(6,501,763)

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

Three Months Ended		Nine Months Ended
October 31,		October 31,
2003	2002	2003	2002
ACTIVITIES

Net loss for the period	$(107,967)	$(35,561)	$(236,173)	$(95,768)
Add: Depreciation	1,092	711	5,061	2,154
Changes in non-cash working capital:
Funds held in trust	(25,786)	139	(25,786)	(79,136)
Receivables	30,453	2,038	9,176	4,084
Payables and accruals	(17,722)	12,100	(14,164)	(1,089)

(119,930)	(20,573)	(261,886)	(169,755)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares,
net of share issue costs	(19,669)	--	867,001	738,290

CASH FLOWS FROM INVESTING ACTIVITIES

Exploration property expenditures	(279,108)	(264,560)	(521,588)	(633,189)
Capital assets	(5,510)	--	(16,393)	(27,148)

(284,618)	(264,560)	(537,981)	(660,337)

Change in cash and cash equivalents	(424,217)	(285,133)	67,134	(91,802)

Cash and cash equivalents, beginning of period	774,381	748,256	283,030	554,925

Cash and cash equivalents, end of period	$350,164	$463,123	$350,164	$463,123

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2003
(Expressed in United States Dollars)
(UNAUDITED)

1. Summary of Significant Accounting Policies

The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2003.

These statements follow the same accounting policies and methods as the most recent annual audited  financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended October  31, 2003 is not indicative of the results that may be expected for the full year ending January 31, 2004.

2. Capital Stock

Authorized Unlimited number of common shares

October 31, 2003
ISSUED	Shares	Amount
Balance, beginning of period	28,141,338	$6,527,565
Private placement, net of issue costs	6,000,000	867,001
Warrant valuation	--	(318,730)
Balance, end of period	34,141,338	$7,075,836

During the period, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation.
The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the
Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker.

The Company applies the fair value method of accounting for warrants and accordingly, $318,730 was recorded as warrants and charged against capital stock during the period. For purposes of the 3,600,000 warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 2 years.

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2003
(Expressed in United States Dollars)
(UNAUDITED)

3. Stock Options
As at October 31, 2003, the following common shares were reserved for issuance to directors, officers and employees under the Royal's stock option plan:

   595,000 shares at CDN $0.23 per share until May 4, 2005
   880,000 shares at CDN $0.17 per share until May 25, 2006
   960,000 shares at CDN $0.26 per share until April 25, 2007
   655,000 shares at CDN $0.40 per share until May 13, 2007
3,090,000

4.  Warrants

3,000,000 Warrants at CDN $0.30 per share until July 22, 2005
   600,000 Broker Warrants at CDN $0.30 per share until July 22, 2005
3,600,000

5.  Basic and fully diluted loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the fully diluted loss per share calculation because it would have had an anti-dilutive effect.

The table below shows the computation of the basic and fully diluted loss per share:

	October 31,
	2003	2002
Numerator for basic and fully diluted loss per share:
Net Loss for the period	$(236,173)	$(95,768)
Denominator:
Weighted average common shares	31,141,338	23,686,338
Weighted average fully diluted shares	31,141,338	23,686,338

Loss per share, basic	0.01	0.00
Loss per share, fully diluted	0.01	0.00

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2003
(Expressed in United States Dollars)
(UNAUDITED)

6. Income taxes

The estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2003 audited consolidated financial statements.

7.  Subsequent event

Royal intends to proceed with a private high-yield bond offering, whereby the coupon rate is under discussions with private investors.  Royal intends to raise up to US$25 million of debt, in order to effectively develop its existing gold-silver properties in Nevada. This offering is self underwritten by Royal and is driven to a large degree by current market demand and the advise of Royal's financial advisors.

The proceeds of the offering, if closed, will be employed to advance three of the Company's 100% controlled projects in Nevada; its Gold Wedge property in Nye County, Nevada, its Pinon-Railroad Project located in Elko County, Nevada, and its Fondaway Canyon gold project in Churchill County, Nevada.

ROYAL STANDARD MINERALS INC.
SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2003
(Expressed in United States Dollars)
(UNAUDITED)

As of November 28, 2003, the following items were outstanding:

i) Common Shares

34,141,338  common shares

ii) Stock Options

   595,000 shares at CDN $0.23 per share until May 4, 2005
   880,000 shares at CDN $0.17 per share until May 25, 2006
   960,000 shares at CDN $0.26 per share until April 25, 2007
   655,000 shares at CDN $0.40 per share until May 13, 2007
3,090,000

iii) Warrants

3,000,000 Warrants at CDN $0.30 per share until July 22, 2005
   600,000 Broker Warrants at CDN $0.30 per share until July 22, 2005
3,600,000